Exhibit (d)(83)

July 21, 2003

Wellington Management Company, LLP

75 State Street

Boston, MA  02109

Ladies and Gentlemen:

This letter shall constitute an agreement between SEI Investments Management Corporation (“SIMC”) and Wellington Management Company, LLP (“Wellington Management”).  SIMC provides management and advisory services to the SEI Institutional Managed Trust (the “Trust”).  In connection with the services provided to the Trust, SIMC periodically recommends the hiring of investment sub-advisers that will purchase and sell securities for the benefit of the portfolios of the Trust.  As you are aware, Wellington Management has entered into an investment sub-advisory agreement, dated July 28, 2003 (the “Agreement”) with SIMC with respect to the Trust’s Small Cap Value Fund (the “Fund”). SIMC has allocated a portion of the Assets (as such term is defined in the Agreement) to Wellington Management to be invested in real estate related investments (the “Real Estate Assets”).  In addition to the terms of the Agreement, the parties agree as follows:

With respect to the Real Estate Assets, SIMC agrees that Wellington Management may invest such Real Estate Assets without regard to (i) the Fund’s limitation on investing Fund assets in securities with a market capitalization of less than $2 billion, as outlined in the Fund’s Prospectus or Statement of Additional Information, or any supplement thereto; (ii) the Fund’s fundamental policy number 1 concerning the diversification of Fund assets; and (iii) the Fund’s fundamental policy number 2 concerning industry concentration.

Please execute a copy of this letter in the place provided below as evidence of your written consent to this agreement.

Very truly yours,		Agreed and acknowledged:

SEI Investments Management Corporation		Wellington Management Company, LLP

By:	/s/ Todd Cipperman	By:	/s/ Duncan M. McFarland

Name:	Todd Cipperman	Name:	Duncan M. McFarland

Title:	Senior VP	Title:	Chairman and CEO